[Professional Holding Corp. Letterhead]

February 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Julia Griffith

Dietrich King

Re:	Professional Holding Corp.

Registration Statement on Form S-4

File No. 333-236107

Request for Effectiveness

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-236107) filed by Professional Holding Corp. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 28, 2020, as amended on February 10, 2020 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 10:00 a.m., Eastern Time, on February 12, 2020, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or MGuest@wlrk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Guest when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

PROFESSIONAL HOLDING CORP.

By:	/s/ Daniel R. Sheehan
Name:	Daniel R. Sheehan
Title:	Chairman and Chief Executive Officer

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz

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